The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated February 28, 2011.

Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-154173

Pricing Supplement No. To the Prospectus dated April 6, 2009, the Prospectus Supplement dated April 6, 2009, and the Prospectus Supplement No. 204 dated October 2, 2009

The Goldman Sachs Group, Inc. Medium-Term Notes, Series D $ Index Fund-Linked Trigger Notes due 2012 (Linked to the iShares® MSCI Brazil Index Fund)

General

The notes will not bear interest. The amount that you will be paid on your notes on the stated maturity date (September 7, 2012, subject to adjustment) is based on the performance of the iShares® MSCI Brazil Index Fund (an exchange traded fund, which we refer to as the index fund or underlier), as measured from the trade date to the determination date (September 4, 2012, subject to adjustment). The return on your notes at maturity will be based on the performance of the index fund and whether a trigger event has occurred. A trigger event will occur if the closing level of the index fund has declined, as compared to the initial index fund level, by more than the trigger buffer amount of 25% during the measurement period. The measurement period will be every trading day from but excluding the trade date to and including the determination date. If a trigger event occurs during the measurement period, you could lose your entire investment in the notes if the index fund level decreases to zero. Additionally, the amount you receive for each $1,000 face amount of your notes at maturity is subject to a maximum settlement amount of $1,350.

On the stated maturity date, for each $1,000 face amount of your notes we will pay you an amount in cash equal to the cash settlement amount. We will determine the cash settlement amount by first calculating the percentage increase or decrease in the index fund, which we refer to as the index fund return or underlier return.

The index fund return will be determined as follows: First, we will subtract the initial index fund level (which will be set on the trade date) from the final index fund level (which will be the closing level of the index fund on the determination date, subject to adjustment). Then, we will divide the result by the initial index fund level, and express the resulting fraction as a percentage.

The cash settlement amount for each note will then be calculated as follows:

•    if a trigger event occurs during the measurement period, and:

•

if the index fund return is positive (the final index fund level is greater than the initial index fund level), an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of the index fund return, multiplied by $1,000, subject to the maximum settlement amount;

•

if the index fund return is zero or negative (the final index fund level is equal to or less than the initial index fund level), an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of the index fund return, multiplied by $1,000; or

•    if a trigger event does not occur during the measurement period, then an amount in cash equal to the sum of (i) $1,000 plus (ii) the greater of:

•	the product of the index fund return multiplied by $1,000, subject to the maximum settlement amount; or
•	the product of the contingent minimum return of 16.50% multiplied by $1,000.

You could lose your entire investment in the notes if the final index fund level is zero. If a trigger event occurs at any time during the measurement period and the final index fund level is less than the initial index fund level, you will receive less than the face amount of your notes and you could lose all or a substantial portion of your investment in the notes. This means that while a -25% index fund return will not result in a loss of principal on the notes (so long as a trigger event does not occur), a decrease in the index fund level to less than 75% of the initial index fund level during the measurement period may result in a loss of a significant portion of the principal amount of the notes despite only a small change in the index fund level. Further, the maximum payment that you could receive on the stated maturity date with respect to a $1,000 face amount note is limited to the maximum settlement amount of $1,350. In addition, the notes will not pay interest, and no other payments on your notes will be made prior to the stated maturity date.

The return on your notes is linked to the performance of the iShares® MSCI Brazil Index Fund, and not to the performance of the MSCI Brazil Index (which we refer to as the index) on which the index fund is based. Although the index fund seeks results that correspond generally to the performance of the index, the index fund follows a strategy of “representative sampling,” which means the index fund’s holdings do not identically correspond to the holdings and weightings of the index, and may significantly diverge from the index. Although the index fund generally invests at least 95% of its assets in some of the same securities as those contained in the index and in depositary receipts representing the same securities as those contained in the index, it does not hold all of the securities underlying the index and may invest the remainder in securities that are not contained in the index, or in other types of investments. Additionally, when the index fund purchases securities not held by the index, the index fund may be exposed to additional risks, such as counterparty credit risk or liquidity risk, to which the index components are not exposed. Therefore, your investment in the index fund will not directly track the performance of the underlying index and there may be significant variation between the performance of the index fund and the index on which it is based.

Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the offered notes found in “Summary Information” on page PS-2 in this pricing supplement and the general terms of the non-principal protected underlier-linked trigger notes found in “General Terms of the Non-Principal Protected Underlier-Linked Trigger Notes” on page S-46 of the accompanying prospectus supplement no. 204.

Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or our creditworthiness and other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) will, and the price you may receive for your notes may, be significantly less than the original issue price. The value or quoted price of your notes at any time will reflect many factors and cannot be predicted; however, the price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through September     , 2011. We encourage you to read “Additional Risk Factors Specific to the Non-Principal Protected Underlier-Linked Trigger Notes” on page S-33 of the accompanying prospectus supplement no. 204 and “Additional Risk Factors Specific to Your Notes” on page PS-7 of this pricing supplement so that you may better understand those risks.

Original issue date:	March 4, 2011	Original issue price:	% of the face amount*
Underwriting discount:	% of the face amount	Net proceeds to the issuer:	% of the face amount

*The notes will be sold at variable prices. Accounts of certain national banks, acting as purchase agents for such accounts, have agreed with the purchase agents to pay a purchase price of   % of the face amount, and as a result of such agreements, the agents with respect to sales to be made to such accounts will not receive any portion of the underwriting discount from Goldman, Sachs & Co.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement but prior to the settlement date, at an issue price, underwriting discount and net proceeds that differ from the amounts set forth above.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs may use this pricing supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co., or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

iShares® is a registered mark of Blackrock Institutional Trust Company N.A. (“BTC”). The notes are not sponsored, endorsed, sold, or promoted by BTC, its affiliate, Blackrock Fund Advisors (“BFA”), or the iShares® funds. Neither BTC, BFA nor the iShares® funds make any representations or warranties to the owner of the notes or any member of the public regarding the advisability of investing in the notes. Neither BTC, BFA nor the iShares® funds shall have any obligation or liability in connection with the registration, operation, marketing, trading, or sale of the notes or in connection with our use of information about the iShares® funds.

The MSCI Indexes are the exclusive property of MSCI Inc. (“MSCI”). The notes referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such notes.

Goldman, Sachs & Co.	JPMorgan

Placement Agent

Pricing Supplement dated                 , 2011.

Summary Information

We refer to the notes we are offering by this pricing supplement as the “notes”. Each of the notes, including your notes, has the terms described below. Please note that in this pricing supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated April 6, 2009, as supplemented by the accompanying prospectus supplement, dated April 6, 2009, of The Goldman Sachs Group, Inc. relating to the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc., and references to the “accompanying prospectus supplement no. 204” mean the accompanying prospectus supplement no. 204, dated October 2, 2009, of The Goldman Sachs Group, Inc., to the accompanying prospectus. This section is meant as a summary and should be read in conjunction with the section entitled “General Terms of the Non-Principal Protected Underlier-Linked Trigger Notes” on page S-46 of the accompanying prospectus supplement no. 204.

Key Terms

Issuer:	The Goldman Sachs Group, Inc.
Underlier:	iShares® MSCI Brazil Index Fund (Bloomberg: “EWZ”)
Index:	MSCI Brazil Index, as published by MSCI; see “The Underlier” on page PS-10
Specified currency:	U.S. dollars (“$”)
Terms to be specified in accordance with the accompanying prospectus supplement no. 204:

•      type of notes: notes linked to a single underlier

•      exchange rates: not applicable

•      supplemental amount: not applicable

•      averaging dates: not applicable

•      interest: not applicable

•      redemption right or price dependent redemption right: not applicable

•      cap level: yes, as described below

Face amount:	each note will have a face amount of $1,000; $ in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement but prior to the settlement date

Denominations:	$10,000 and integral multiples of $1,000 in excess thereof

Payment amount:	on the stated maturity date we will pay you, for each $1,000 face amount of your notes, an amount in cash equal to the cash settlement amount

Cash settlement amount:

•      if a trigger event occurs during the measurement period, and:

•  if the final underlier level is greater than the initial underlier level, an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of the underlier return, times the upside participation rate, times $1,000, subject to the maximum settlement amount;

•  if the final underlier level is equal to or less than the initial underlier level, an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of the underlier return, times $1,000; or

•      if a trigger event does not occur during the measurement period, an amount in cash equal to the sum of (i) $1,000 plus (ii) the greater of:

•  the product of the underlier return times the upside participation rate times $1,000, subject to the maximum settlement amount; or

•  the product of the contingent minimum return times $1,000

Initial underlier level (to be set on the trade date):
Final underlier level:	the closing level of the underlier on the determination date, except in the limited circumstances described under “General Terms of the Non-Principal Protected Underlier-Linked Trigger Notes — Payment of Principal on Stated Maturity Date — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-52 of the accompanying prospectus supplement no. 204 and subject to adjustment as provided under “General Terms of the Non-Principal Protected Underlier-Linked Trigger Notes — Discontinuance or Modification of an Underlier” on page S-54 of the accompanying prospectus supplement no. 204 and “General Terms of the Non-Principal Protected Underlier — Linked Trigger Notes — Anti-dilution Adjustments for Exchange Traded Funds” on page S-55 of the accompanying prospectus supplement no. 204
Underlier return:	the quotient of (1) the final underlier level minus the initial underlier level divided by (2) the initial underlier level, expressed as a percentage
Upside participation rate:	100%
Maximum settlement amount:	$1,350
Cap level:	135% of the initial underlier level
Measurement period:	every trading day from but excluding the trade date to and including the determination date
Trigger event:	the closing level of the underlier has declined, as compared to the initial underlier level, by more than the trigger buffer amount during the measurement period
Trigger buffer amount:	25%
Contingent minimum return:	16.50%
Trade date:	March 1, 2011
Original issue date (settlement date):	March 4, 2011
Stated maturity date:	September 7, 2012, subject to adjustment as described under “General Terms of the Non-Principal Protected Underlier-Linked Trigger Notes — Payment of Principal on Stated Maturity Date — Stated Maturity Date” on page S-50 of the accompanying prospectus supplement no. 204
Determination date:	September 4, 2012, subject to adjustment as described under “General Terms of the Non-Principal Protected Underlier-Linked Trigger Notes — Payment of Principal on Stated Maturity Date — Determination Date” on page S-51 of the accompanying prospectus supplement no. 204
No interest:	the offered notes will not bear interest
No listing:	the offered notes will not be listed on any securities exchange or interdealer quotation system
No redemption:	the offered notes will not be subject to redemption right or price dependent redemption right
Calculation agent:	Goldman, Sachs & Co.
Level of the underlier:	as described under “General Terms of the Non-Principal Protected Underlier-Linked Trigger Notes — Special Calculation Provisions — Level of the Underlier” on page S-57 of the accompanying prospectus supplement no. 204
Closing level:	as described under “General Terms of the Non-Principal Protected Underlier-Linked Trigger Notes — Special Calculation Provisions — Closing Level” on page S-57 of the accompanying prospectus supplement no. 204
Business day:	as described under “General Terms of the Non-Principal Protected Underlier-Linked Trigger Notes — Special Calculation Provisions — Business Day” on page S-56 of the accompanying prospectus supplement no. 204
Trading day:	as described under “General Terms of the Non-Principal Protected Underlier-Linked Trigger Notes — Special Calculation Provisions — Trading Day” on page S-56 of the accompanying prospectus supplement no. 204
CUSIP no.:	38143USF9
ISIN:	US38143USF92
Use of proceeds and hedging:	as described under “Use of Proceeds and Hedging” on page S-62 of the accompanying prospectus supplement no. 204
Supplemental discussion of federal income tax consequences:	as described under “Supplemental Discussion of Federal Income Tax Consequences” on page PS-16 of this pricing supplement
ERISA:	as described under “Employee Retirement Income Security Act” on page S-70 of the accompanying prospectus supplement no. 204
Conflicts of interest:	Goldman, Sachs & Co. is an affiliate of The Goldman Sachs Group, Inc. and, as such, has a “conflict of interest” in this offering within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of Rule 5121. Goldman, Sachs & Co. is not permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder
FDIC:	the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

Additional Terms Specific to Your Notes

You should read this pricing supplement together with the prospectus dated April 6, 2009, the prospectus supplement dated April 6, 2009, and the prospectus supplement no. 204 dated October 2, 2009. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated April 6, 2009:

http://www.sec.gov/Archives/edgar/data/886982/000095012309006141/y74641p3posasr.htm

•	Prospectus supplement dated April 6, 2009

http://www.sec.gov/Archives/edgar/data/886982/000095012309006143/y75395ae424b2.htm

•	Prospectus supplement no. 204 dated October 2, 2009:

http://www.sec.gov/Archives/edgar/data/886982/000095012309048043/y79164e424b2.htm

Hypothetical Examples

The following table is provided for purposes of illustration only. It should not be taken as an indication or prediction of future investment results and is intended merely to illustrate the impact that the various hypothetical underlier levels on the determination date could have on the payment amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final underlier levels that are entirely hypothetical; no one can predict what the closing level of the underlier will be on any day throughout the life of your notes, and no one can predict what the final underlier level will be on the determination date. The underlier has been highly volatile in the past — meaning that the underlier level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates and the volatility of the underlier.

In addition, assuming no changes in market conditions or our creditworthiness and other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) will, and the price you may receive for your notes may, be significantly less than the issue price. For more information on the value of your notes in the secondary market, see “Additional Risk Factors Specific to the Non-Principal Protected Underlier-Linked Trigger Notes — Assuming No Changes in Market Conditions or any Other Relevant Factors, the Market Value of Your Notes on the Date of Any Applicable Pricing Supplement (as Determined By Reference to Pricing Models Used by Goldman, Sachs & Co.) Will, and the Price You May Receive for Your Notes May, Be Significantly Less Than the Issue Price” on page S-34 of the accompanying prospectus supplement no. 204 and “Additional Risk Factors Specific to Your Notes” on page PS-7 of this pricing supplement.

The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000
Upside participation rate	100%
Contingent minimum return	16.50%
Trigger buffer amount	25%
Maximum settlement amount:	$1,350
Cap level:	135% of the initial underlier level

• Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date
• No change in or affecting the underlier, any of the underlier stocks or the method by which the underlier is managed
• Notes purchased on original issue date and held to the stated maturity date

Moreover, we have not yet set the initial underlier level that will serve as the baseline for determining the underlier return and the amount that we will pay on your notes at maturity. We will not do so until the trade date. As a result, the actual initial underlier level may differ substantially from the underlier level prior to the trade date.

For these reasons, the actual performance of the underlier over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement. For information about the historical levels of the underlier during recent periods, see “The Underlier — Historical High, Low and Closing Levels of the Underlier” below. Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier stocks.

The levels in the left column of the table below represent hypothetical final underlier levels on the determination date and are expressed as percentages of the initial underlier level. The amounts in the middle column represent the hypothetical payment amounts, as a percentage of the face amount of each note, based on the corresponding hypothetical final underlier levels, assuming that a trigger event does not occur (i.e., the closing level of the underlier has not declined, as compared to the initial underlier level, by more than the trigger buffer amount during the measurement period). The amounts in the right column represent the hypothetical payment amounts as a percentage of the face amount of each note, based on the corresponding hypothetical final underlier levels, assuming that a trigger event occurs (i.e., the closing level of the underlier has declined, as compared to the initial underlier level, by more than the trigger buffer amount during the measurement period). Thus, a hypothetical payment amount of 100.00% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the notes on the stated maturity date would equal 100.00% of the face amount of a note, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level) and the assumptions noted above.

Hypothetical Final Underlier Level	Hypothetical Payment Amount (as percentage of Face Amount)
(as percentage of Initial Underlier Level)	Trigger Event has not occurred	Trigger Event has occurred
200.00%	135.00%	135.00%
180.00%	135.00%	135.00%
170.00%	135.00%	135.00%
150.00%	135.00%	135.00%
135.00%	135.00%	135.00%
130.00%	130.00%	130.00%
120.00%	120.00%	120.00%
116.50%	116.50%	116.50%
110.00%	116.50%	110.00%
100.00%	116.50%	100.00%
90.00%	116.50%	90.00%
85.00%	116.50%	85.00%
75.00%	116.50%	75.00%
60.00%	N/A	60.00%
50.00%	N/A	50.00%
30.00%	N/A	30.00%
10.00%	N/A	10.00%
0.00%	N/A	0.00%

If, for example, a trigger event has occurred and the final underlier level were determined to be 50% of the initial underlier level, the payment amount that we would deliver on your notes at maturity would be 50% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would lose 50% of your investment.

If, for example, a trigger event has not occurred and the final underlier level were determined to be 90% of the initial underlier level, the payment amount that we would deliver on your notes at maturity would be 116.50% of the face amount of your notes, as shown in the table above. Because a trigger event has not occurred and the hypothetical return of -10% is less than the minimum contingent return of 16.50%, the payment amount that we would deliver on your notes at maturity would be 116.50% of the face amount of your notes, as shown in the table above. If, however, the final index level were determined to be 120% of the initial underlier level, the payment amount that we would deliver on your notes at maturity would be 120% of the face amount of your notes, as shown in the table above. Because a trigger event has not occurred and the hypothetical return of 20% is greater than the minimum contingent return of 16.50%, the payment amount that we would deliver on your notes at maturity would be 120% of the face amount of your notes as shown in the table above. In addition, if a trigger event has not occurred and the final underlier level were determined to be 170% of the initial underlier level, the payment amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount (expressed as a percentage of the face amount), or 135% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would not benefit from any increase in the final underlier level over 135% of the initial underlier level.

The payment amounts shown above are entirely hypothetical; they are based on returns that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical payment amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. Please read “Additional Risk Factors Specific to the Non-Principal Protected Underlier-Linked Trigger Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-38 of the accompanying prospectus supplement no. 204.

We cannot predict the actual final underlier level or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the underlier level and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on whether or not a trigger event has occurred, the actual initial underlier level we will set on the trade date and the actual final underlier level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table above.

Additional Risk Factors Specific to Your Notes

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated April 6, 2009, and “Additional Risk Factors Specific to the Non-Principal Protected Underlier-Linked Trigger Notes” in the accompanying prospectus supplement no. 204. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., the stocks comprising the underlier to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

•

ASSUMING NO CHANGES IN MARKET CONDITIONS OR ANY OTHER RELEVANT FACTORS, THE MARKET VALUE OF YOUR NOTES ON THE TRADE DATE (AS DETERMINED BY REFERENCE TO PRICING MODELS USED BY GOLDMAN, SACHS & CO.) WILL, AND THE PRICE YOU MAY RECEIVE FOR YOUR NOTES MAY, BE SIGNIFICANTLY LESS THAN THE ISSUE PRICE

The price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through September, 2011. After September, 2011, the price at which Goldman, Sachs & Co. would buy or sell notes will reflect the value determined by reference to the pricing models, plus our customary bid and asked spread. In addition to the factors discussed above, the value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including a deterioration in our creditworthiness or perceived creditworthiness whether measured by our credit ratings or other credit measures. These changes may adversely affect the market price of your notes, including the price you may receive for your notes in any market making transaction. In addition, even if our creditworthiness does not decline, the value of your notes on the trade date is expected to be significantly less than the original issue price taking into account our credit spreads on that date. The quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co. If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “Additional Risk Factors Specific to the Non-Principal Protected Underlier-Linked Trigger Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-38 of the accompanying prospectus supplement no. 204. Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount. There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Non-Principal Protected Underlier-Linked Trigger Notes — Your Notes May Not Have an Active Trading Market” on page S-38 of the accompanying prospectus supplement no. 204.

•	YOU MAY LOSE YOUR ENTIRE INVESTMENT IN THE NOTES

You can lose all or substantially all of your investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the performance of the underlier as measured from the initial underlier level set on the trade date to the closing level on the determination date. If a trigger event has occurred and the final underlier level for your notes is less than the initial underlier level, the amount in cash you will receive on your notes on the stated maturity date, if any, will be less than the face amount of your notes. Thus, you may lose your entire investment in the notes. Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

•	THE RETURN ON YOUR NOTES MAY CHANGE SIGNIFICANTLY DESPITE ONLY A SMALL CHANGE IN THE UNDERLIER LEVEL

If a trigger event occurs at any time during the measurement period and the final underlier level is less than the initial underlier level, you will receive less than the face amount of your notes and you could lose all or a substantial portion of your investment in the notes. This means that while a -25% underlier return will not result in a loss of principal on the notes (so long as a trigger event does not occur), a decrease in the underlier level to less than 75% of the initial underlier level during the measurement period may result in a loss of a significant portion of the principal amount of the notes despite only a small change in the underlier level.

•	YOUR NOTES WILL NOT BEAR INTEREST

You will not receive any interest payments on your notes. As a result, even if the amount payable for each of your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

•	THE POTENTIAL FOR THE VALUE OF YOUR NOTES TO INCREASE MAY BE LIMITED

Your ability to participate in any change in the value of the underlier over the life of your notes will be limited because of the cap level, which is equal to 135% of the initial underlier level. The cap level will limit the amount in cash you may receive for each of your notes at maturity, no matter how much the level of the underlier may rise beyond the cap level over the life of your notes. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the underlier.

•	THE POTENTIAL TO RECEIVE THE CONTINGENT MINIMUM RETURN MAY TERMINATE AT ANY TIME DURING THE LIFE OF YOUR NOTES

If during the measurement period the closing level of the underlier has declined, as compared to the initial underlier level, by more than the trigger buffer amount of 25%, you will not be entitled to receive the protection provided by the contingent minimum return on the notes. Under these circumstances, you may lose some or all of your investment at maturity and will be fully exposed to any decline in the level of the underlier.

•	THE NOTES ARE SUBJECT TO THE CREDIT RISK OF GOLDMAN SACHS

Although the return on the notes will be based on the performance of the underlier, the payment of any amount due on the notes is subject to the credit risk of Goldman Sachs. Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. In addition, any decline in our credit ratings or any increase in our credit spreads is likely to adversely affect the market value of the notes prior to maturity.

•	WE MAY SELL AN ADDITIONAL AGGREGATE FACE AMOUNT OF THE NOTES AT A DIFFERENT ISSUE PRICE

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement but prior to the settlement date. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

•	THE POLICIES OF THE UNDERLIER’S INVESTMENT ADVISOR, BLACKROCK FUND ADVISORS, AND MSCI, THE SPONSOR OF THE INDEX, COULD AFFECT THE AMOUNT PAYABLE ON YOUR NOTES AND THEIR MARKET VALUE

The underlier’s investment advisor, Blackrock Fund Advisors (“BFA”, or the “underlier investment advisor”) may from time to time be called upon to make certain policy decisions or judgments with respect to the implementation of policies of the underlier investment advisor concerning the calculation of the net asset value of the underlier, additions, deletions or substitutions of securities in the underlier and the manner in which changes affecting the index are reflected in the underlier that could affect the market price of the shares of the underlier, and therefore, the amount payable on your notes on the maturity date. The amount payable on your notes and their market value could also be affected if the underlier investment advisor changes these policies, for example, by changing the manner in which it calculates the net asset value of the underlier, or if the underlier investment advisor discontinues or suspends calculation or publication of the net asset value of the underlier, in which case it may become difficult or inappropriate to determine the market value of your notes.

If events such as these occur, the calculation agent — which initially will be Goldman, Sachs & Co. — may determine the closing price of the underlier on the determination date — and thus the amount payable on the maturity date, if any — in a manner, in its sole discretion, it considers appropriate. We describe the discretion that the calculation agent will have in determining the closing underlier price on the determination date and the amount payable on your notes more fully under “General Terms of the Non-Principal Protected Underlier-Linked Trigger Notes — Payment of Principal on Stated Maturity Date — Consequences of a Market Disruption Event or a Non-Trading Day”, “— Discontinuance or Modification of an Underlier” and “ — Role of Calculation Agent” in the accompanying prospectus supplement no. 204.

In addition, MSCI (the “index sponsor”) owns the index and is responsible for the design and maintenance of the index. The policies of the index sponsor concerning the calculation of the index, including decisions regarding the addition, deletion or substitution of the equity securities included in the index, could affect the level of the index and, consequently, could affect the market prices of shares of the underlier and, therefore, the amount payable on your notes and their market value.

•	THERE ARE RISKS ASSOCIATED WITH THE UNDERLIER

Although the underlier’s shares are listed for trading on NYSE Arca, Inc. (the “NYSE Arca”) and a number of similar products have been traded on the NYSE Arca or other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the underlier or that there will be liquidity in the trading market.

In addition, the underlier is subject to management risk, which is the risk that the underlier investment advisor’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the underlier investment advisor generally selects up to 5% of the underlier’s assets to be invested in shares of equity securities that are not included in the index. The underlier is also not actively managed and may be affected by a general decline in market segments relating to the index. The underlier investment advisor invests in securities included in, or representative of, the index regardless of their investment merits. The underlier investment advisor does not attempt to take defensive positions in declining markets.

In addition, the underlier is subject to custody risk, which refers to the risks in the process of clearing and settling trades and to the holding of securities by local banks, agent and depositories. Low trading volumes and volatile prices in less developed markets make trades harder to complete and settle, and governments or trade groups may compel local agents to hold securities in designated depositories that are not subject to independent evaluation.

•	THE UNDERLIER AND THE INDEX ARE DIFFERENT AND THE PERFORMANCE OF THE UNDERLIER MAY NOT CORRELATE WITH THE PERFORMANCE OF THE INDEX

The underlier uses a representative sampling strategy (more fully described under “The Underlier”) to attempt to track the performance of the index. The underlier may not hold all or substantially all of the equity securities included in the index and may hold securities or assets not included in the index. Therefore, while the performance of the underlier is generally linked to the performance of the index, the performance of the underlier is also linked in part to shares of equity securities not included in the index and to the performance of other assets, such as futures contracts, options and swaps, as well as cash and cash equivalents, including shares of money market funds affiliated with the underlier investment advisor.

Imperfect correlation between the underlier’s portfolio securities and those in the index, rounding of prices, changes to the index and regulatory requirements may cause tracking error, the divergence of the underlier’s performance from that of the index.

In addition, the performance of the underlier will reflect additional transaction costs and fees that are not included in the calculation of the index and this may increase the tracking error of the underlier. Also, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the performance differential between the underlier and the index. Finally, because the shares of the underlier are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of the underlier may differ from the net asset value per share of the underlier.

For all of the foregoing reasons, the performance of the underlier may not correlate with the performance of the index. Consequently, the return on the notes will not be the same as investing directly in the underlier or in the index or in the underlier stocks or in the index stocks, and will not be the same as investing in a debt security with a payment at maturity linked to the performance of the index.

•	INVESTMENT IN THE OFFERED NOTES IS SUBJECT TO RISKS ASSOCIATED WITH FOREIGN SECURITIES MARKETS

The index, which underlies the index fund, is comprised of stocks traded in the equity markets of Brazil. You should be aware that investments in securities linked to the value of foreign equity securities involve particular risks. The foreign securities market comprising the index may have less liquidity and may be more volatile than U.S. or other securities markets and market developments may affect foreign markets differently from U.S. or other securities markets. Direct or indirect government intervention to stabilize these foreign securities markets, as well as cross-shareholdings in foreign companies, may affect trading prices and volumes in these markets. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

Securities prices in foreign countries are subject to political, economic, financial and social factors that apply in those geographical regions. These factors, which could negatively affect those securities markets, include the possibility of recent or future changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities, the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disaster or adverse public health development in the region. Moreover, foreign economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

Because foreign exchanges may be open on days when the index fund is not traded, the value of the securities underlying the index fund may change on days when shareholders will not be able to purchase or sell shares of the index fund.

Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. It will also likely be more costly and difficult for the index fund investment advisor to enforce the laws or regulations of a foreign country or trading facility, and it is possible that the foreign country or trading facility may not have laws or regulations which adequately protect the rights and interests of investors in the stocks included in the index fund.

•	YOUR NOTES WILL BE SUBJECT TO FOREIGN CURRENCY EXCHANGE RATE RISK

Your notes are linked to an underlier that holds certain stocks that are denominated in non-U.S. dollar currencies. The level of the underlier stocks denominated in other non-U.S. dollar currencies will be adjusted to reflect their U.S. dollar value by converting the price of the underlier stocks from the non-U.S. dollar currency to U.S. dollars. Consequently, if the value of the U.S. dollar strengthens against the non-U.S. dollar currency in which an underlier stock is denominated, you may lose a significant part of your investment in the notes, even if the value of the underlier stock increases over the life of your notes.

Foreign currency exchange rates vary over time, and may vary considerably during the life of your notes. Changes in a particular exchange rate result from the interaction of many factors directly or indirectly affecting economic and political conditions. Of particular importance are:

•	rates of inflation;

•	interest rate levels;

•	the balance of payments among countries;

•	the extent of government surpluses or deficits in the relevant foreign country and the United States; and

•	other financial, economic, military and political factors.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the governments of the relevant foreign countries and the United States and other countries important to international trade and finance.

The price of the notes and payment on the stated maturity date could also be adversely affected by delays in, or refusals to grant, any required governmental approval for conversions of a local currency and remittances abroad with respect to an underlier stock or other de facto restrictions on the repatriation of U.S. dollars.

•	YOUR NOTES MAY BE SUBJECT TO AN ADVERSE CHANGE IN TAX TREATMENT IN THE FUTURE

The Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the proper Federal income tax treatment of an instrument such as your notes that are currently characterized as prepaid derivative contracts, and any such guidance could adversely affect the tax treatment and the value of your notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-US investors to withholding tax. Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such notes even though there may be no interest payments over the term of such notes. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes. We describe these developments in more detail under “Supplemental Discussion of Federal Income Tax Consequences” on page PS-16 of this pricing supplement. You should consult your own tax adviser about this matter. Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the offered notes as described under “Supplemental Discussion of Federal Income Tax Consequences” on page PS-16 of this pricing supplement unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.

THE UNDERLIER

•	The iShares® MSCI Brazil Index Fund

The shares of the underlier are issued by iShares, Inc., a registered investment company. The underlier seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Brazil Index. The iShares MSCI Brazil Index Fund is designed to invest in securities that are included in, or representative of, the underlying index, regardless of its investment merit. The iShares MSCI Brazil Index Fund trades on the NYSE Arca under the ticker symbol “EWZ”. BlackRock Fund Advisors (“BFA”) serves as the investment advisor to the iShares MSCI Brazil Index Fund.

BFA, as the investment advisor to the underlier, employs a technique known as representative sampling to track the MSCI Brazil Index. The underlier generally invests at least 95%, and at all times at least 80%, of its assets in the securities of the MSCI Brazil Index and in American Depositary Receipts or Global Depositary Receipts representing securities of the MSCI Brazil Index. The underlier may invest the remainder of its assets in securities that are not included in the MSCI Brazil Index, but which BFA believes will help the underlier track the MSCI Brazil Index, or in futures contracts, options on futures contracts, other types of options and swaps related to the MSCI Brazil Index, as well as cash and cash equivalents, including shares of money market funds affiliated with BFA or its affiliates. BFA will waive portfolio management fees in an amount equal to the portfolio management fees of such other iShares funds for any portion of the underlier’s assets invested in shares of such other funds.

We obtained the following fee information from the underlier website, without independent verification. The investment advisor is entitled to receive a management fee from the underlier based on the underlier’s allocable portion of the aggregate of the average daily net assets of the underlier as follows: 0.74% per annum of aggregate net assets of the underlier less than or equal to $2.0 billion, plus 0.69% per annum of the aggregate net assets of the underlier on amounts over $2.0 billion and up to and including $4.0 billion, plus 0.64% per annum of the aggregate net assets of the underlier on amounts over $4.0 billion, up to and including $8.0 billion, plus 0.57% per annum of the aggregate net assets of the underlier on amounts over $8.0 billion, up to and including $16.0 billion, plus 0.51% per annum of the aggregate net assets of the underlier on amounts over $16.0 billion, up to and including $32.0 billion, plus 0.45% per annum of the aggregate net assets of the underlier on amounts over $32.0 billion. As of February 25, 2011, the annual expense ratio for the underlier was equal to the management fee of 0.61%.

For additional information regarding iShares Inc., BFA, the underlier and the risk factors attributable to the underlier, please see the Prospectus, dated January 1, 2011, filed as part of the Registration Statement on Form N-1A, filed with the SEC on December 17, 2010 under the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended (File Nos. 033-97598 and 811-09102, respectively).

Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website at www.sec.gov. In addition, information regarding the underlier, including its top portfolio holdings, may be obtained from other sources including, but not limited to, press releases, newspaper articles, other publicly available documents, and the iShares® website at www.ishares.com. We are not incorporating by reference the website or any material it includes in this pricing supplement.

If a market disruption event occurs with respect to the underlier, the calculation agent will have discretion to adjust the closing price of the underlier on the determination date or to determine it in a different manner as described under “General Terms of the Non-Principal Protected Underlier-Linked Trigger Notes — Payment of Principal on Stated Maturity Date — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-52 of the accompanying prospectus supplement no. 204.

Investment Objective and Strategy

The underlier seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in Brazil, as represented by the index. The underlier’s investment objective and the index may be changed at any time.

The return on your notes is linked to the performance of the iShares® MSCI Brazil Index Fund, and not to the performance of the MSCI Brazil Index on which the underlier is based. Although the underlier seeks results that correspond generally to the performance of the index, the underlier follows a strategy of “representative sampling,” which means the underlier’s holdings do not identically correspond to the holdings and weightings of the index, and may significantly diverge from the index. Although the underlier generally invests at least 95% of its assets in some of the same securities as those contained in the index and in depositary receipts representing the same securities as those contained in the index, it does not hold all of the securities underlying the index and may invest the remainder in securities that are not contained in the index, or in other types of investments. Additionally, when the underlier purchases securities not held by the index, the underlier may be exposed to additional risks, such as counterparty credit risk or liquidity risk, to which the index components are not exposed. Therefore, your investment in the underlier will not directly track the performance of the underlying index and there may be significant variation between the performance of the underlier and the index on which it is based.

Constituents

The following tables display the top ten holdings and the weightings by sector of the underlier. This information has been obtained from the iShares website without independent verification.

iShares MSCI Brazil Index Fund Top Ten Constituent Stocks by Weight

as of January 31, 2011*

Name:	Percentage (%)*
Petrobras—Petroleo Bras-PR	11.19
Cia Vale Do Rio Doce-Pref A	10.15
Petrobras—Petroleo Bras	8.87
Itau Unibanco Banco Multiplo SA	8.20
Cia Vale Do Rio Doce—ADR	7.50
Banco Bradesco—Pref	4.66
Cia De Bebidas Das Ame-Pref	3.36
Itausa-Investimentos Itau-PR	2.84
BM&F Bovespa SA	2.28
OGX Petroleo E Gas Participa	2.14
Total	61.19

*	A complete list of constituents is available at http://us.ishares.com/product_info/fund/holdings/EWZ.htm.

Industry sector designations are determined by the iShares Fund investment advisor using criteria it has selected or developed. Fund advisors or index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between funds or indices with different fund advisors or index sponsors may reflect differences in methodology as well as actual differences in sector composition.

iShares MSCI Brazil Index Fund Stock Weightings by Industry Sector as of January 31, 2011

Sector:	Percentage (%)
Materials	26.28
Energy	23.07
Financials	22.77
Consumer Staples	8.68
Utilities	5.21
Consumer Discretionary	4.57
Industrials	3.35
Telecommunication Services	2.75
Information Technology	1.71
Health Care	0.80
Other/Undefined	0.79
Total	100.00

Representative Sampling

BFA uses a representative sampling strategy to track the MSCI Brazil Index. Representative sampling is an indexing strategy that involves investing in a representative sample of securities that collectively has an investment profile similar to the underlying index. The securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the underlying index. Funds may or may not hold all of the securities that are included in the underlying index.

Correlation

The index is a theoretical financial calculation while the underlier is an actual investment portfolio. The performance of the underlier and the index will vary somewhat due to transaction costs, foreign currency valuations, asset valuations, corporate actions (such as mergers and spin-offs), timing variances and differences between the underlier’s portfolio and the index resulting from legal restrictions (such as diversification requirements that apply to the underlier but not to the index) or representative sampling. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called “tracking error.” The underlier, using representative sampling, can be expected to have a greater tracking error than an underlier using a replication indexing strategy. “Replication” is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index. The tracking error of the underlier, measured from the inception of the underlier on July 10, 2000, to February 25, 2011, is 1.83% and the annual tracking error for the period ending February 25, 2011 is 1.07%, in each case before deduction of management fees and other annual operating expenses.

Industry Concentration Policy

The underlier will concentrate its investments (i.e., hold 25% or more of its total assets in the stocks of a particular industry or group of industries) to approximately the same extent that the MSCI Brazil Index concentrates in the stocks of such particular industry or group of industries.

Creation Units

The iShares MSCI Brazil Index Fund issues and redeems shares at its net asset value per share only in blocks of 50,000 shares or multiples thereof (“Creation Units”). As a practical matter, only institutions or large investors purchase or redeem Creation Units. These transactions are usually effected in exchange for a basket of securities similar to the composition of the iShares MSCI Brazil Index Fund’s portfolio and an amount of cash. Except when aggregated in Creation Units, shares of the iShares MSCI Brazil Index Fund are not redeemable securities. Redemptions of Creation Units may cause temporary dislocations in tracking errors.

Share Prices

The approximate value of one share of the iShares MSCI Brazil Index Fund is disseminated every fifteen seconds throughout the trading day by the national securities exchange on which the iShares MSCI Brazil Index Fund is listed or by other information providers or market data vendors. This approximate value should not be viewed as a “real-time” update of the net asset value, because the approximate value may not be calculated in the same manner as the net asset value, which is computed once a day. The approximate value generally is determined by using current market quotations and/or price quotations obtained from broker-dealers that may trade in the portfolio securities held by the iShares MSCI Brazil Index Fund. The iShares MSCI Brazil Index Fund is not involved in, or responsible for, the calculation or dissemination of the approximate value and makes no warranty as to its accuracy.

The MSCI Brazil Index

The MSCI Brazil Index is a stock index calculated, published and disseminated daily by MSCI Inc., which we refer to as “MSCI”, through numerous data vendors on the MSCI website and at the end of each trading day on Bloomberg Financial markets and Reuters Limited.

The MSCI Brazil Index is a free float adjusted market capitalization index, and is part of the MSCI Global Investable Market Indices, the methodology of which is described below. The MSCI Brazil Index is considered a “standard” index, which means it consists of all eligible large capitalization and mid-capitalization stocks, as determined by MSCI, in the relevant market. Additional information about the MSCI Global Investable Market Indices is available on the following website: http://www.msci.com/products/indices/country_and_regional/em/methodology.html. Daily closing price information for the MSCI Indices is available on the following website: http://www.msci.com/products/indices/country_and_regional/em/performance.html. We are not incorporating by reference these websites or any material they include in this pricing supplement.

The MSCI Brazil Index is an emerging market index that is designed to measure the market performance of equity securities in Brazil. The constituent stocks of the MSCI Brazil Index are selected from an eligible universe of equity securities listed on the Bolsa de Valores de Sao Paulo that includes companies listed on the Traditional, Level 1, Level 2 and Novo Mercado market segments. Eligible classes of securities include common shares, units and preferred shares that exhibit characteristics of equity securities. The end-of-day total return net U.S. dollar value for the MSCI Brazil Index is reported by Bloomberg under the ticker symbol “NDUEBRAF”.

Constructing the MSCI Brazil Index

MSCI undertakes an index construction process, which involves: (i) defining the equity universe; (ii) determining the market investable equity universe for each market; (iii) determining market capitalization size segments for each market; (iv) applying index continuity rules; (v) creating style segments within each size segment within each market; and (vi) classifying securities under the Global Industry Classification Standard. The index construction methodology differs in some cases depending on whether the relevant market is considered a developed market or an emerging market. The MSCI Brazil Index is an emerging markets index. All of the MSCI Indices are standard indices, meaning that only securities that would qualify for inclusion in a large cap index or a mid cap index will be included as described below.

Defining the Equity Universe

(i) Identifying Eligible Equity Securities: The equity universe initially looks at securities listed in any of the countries in the MSCI global index series, which will be classified as either “developed markets” or “emerging markets”. All listed equity securities, or listed securities that exhibit characteristics of equity securities, except mutual funds, ETFs, equity derivatives, limited partnerships, and most investment trusts, are eligible for inclusion in the equity universe. Real estate investment trusts in some countries are also eligible for inclusion.

(ii) Country Classification of Eligible Securities: Each company and its securities (i.e., share classes) are classified in one and only one country, which allows for a distinctive sorting of each company by its respective country.

Determining the Market Investable Equity Universes

A market investable equity universe for a market is derived by applying investability screens to individual companies and securities in the equity universe that are classified in that market. A market is generally equivalent to a single country. The global investable equity universe is the aggregation of all market investable equity universes. The investability screens used to determine the investable equity universe in each market are:

(i) Equity Universe Minimum Size Requirement: This investability screen is applied at the company level. In order to be included in a market investable equity universe, a company must have the required minimum full market capitalization. The equity universe minimum size requirement applies to companies in all markets and is derived as follows:

•

First, the companies in the developed market equity universe are sorted in descending order of full market capitalization and the cumulative coverage of the free float-adjusted market capitalization of the developed market equity universe is calculated at each company. Each company’s free float-adjusted market capitalization is represented by the aggregation of the free float-adjusted market capitalization of the securities of that company in the equity universe.

•

Second, when the cumulative free float-adjusted market capitalization coverage of 99% of the sorted equity universe is achieved, the full market capitalization of the company at that point defines the equity universe minimum size requirement.

As of April 22, 2010, the equity universe minimum size requirement was set at US$112,000,000. Companies with a full market capitalization below this level are not included in any market investable equity universe. The equity universe minimum size requirement is reviewed and, if necessary, revised at each semi-annual index review, as described below.

(ii) Equity Universe Minimum Float-Adjusted Market Capitalization Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a market investable equity universe, a security must have a free float-adjusted market capitalization equal to or higher than 50% of the equity universe minimum size requirement.

(iii) Minimum Liquidity Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a market investable equity universe, a security must have adequate liquidity as measured by its 12-month and three-month annualized traded value ratio. This measure attempts to screen out extreme daily trading volumes and takes into account the free float-adjusted market capitalization size of securities. In the calculation of a security’s annualized traded value ratio, the trading volumes in depository receipts associated with that security, such as ADRs or GDRs, are also considered. A minimum liquidity level of 15% of the three-month annualized traded value ratio and 80% of three-month frequency of trading over the last four consecutive quarters, as well as 15% of the 12-month annualized traded value ratio, are required for inclusion of a security in a market investable equity universe of an emerging market.

Due to liquidity concerns relating to securities trading at very high stock prices, a security that is currently not a constituent of a MSCI Global Investable Markets Index that is trading at a stock price above US$10,000 will fail the liquidity screening and will not be included in any market investable equity universe.

(iv) Global Minimum Foreign Inclusion Factor Requirement: This investability screen is applied at the individual security level. To determine the free float of a security, MSCI considers the proportion of shares of such security available for purchase in the public equity markets by international investors. In practice, limitations on the investment opportunities for international investors include: strategic stakes in a company held by private or public shareholders whose investment objective indicates that the shares held are not likely to be available in the market; limits on the proportion of a security’s share capital authorized for purchase by non-domestic investors; or other foreign investment restrictions which materially limit the ability of foreign investors to freely invest in a particular equity market, sector or security.

MSCI will then derive a “foreign inclusion factor” for the company that reflects the percentage of the total number of shares of the company that are not subject to strategic shareholdings and/or foreign shareholder ownership or investment limits. MSCI will then “float-adjust” the weight of each constituent company in an index by the company’s foreign inclusion factor. Typically, securities with a free float adjustment ratio of less than 0.15 will not be eligible for inclusion in MSCI’s indices.

Once the free float factor has been determined for a security, the security’s total market capitalization is then adjusted by such free float factor, resulting in the free float-adjusted market capitalization figure for the security.

(v) Minimum Length of Trading Requirement: This investability screen is applied at the individual security level. For an initial public offering to be eligible for inclusion in a market investable equity universe, the new issue must have started trading at least four months before the implementation of the initial construction of the index or at least three months before the implementation of a semi-annual index review. This requirement is applicable to small new issues in all markets. Large initial public offerings are not subject to the minimum length of trading requirement and may be included in a market investable equity universe and a standard index, such as the MSCI Brazil Index, outside of a quarterly or semi-annual index review.

Defining Market Capitalization Size Segments for Each Market

Once a market investable equity universe is defined, it is segmented into the following size-based indices:

•	Investable Market Index (Large + Mid + Small)

•	Standard Index (Large + Mid)

•	Large Cap Index

•	Mid Cap Index

•	Small Cap Index

Creating the size segment indices in each market involves the following steps: (i) defining the market coverage target range for each size segment; (ii) determining the global minimum size range for each size segment; (iii) determining the market size segment cutoffs and associated segment number of companies; (iv) assigning companies to the size segments; and (v) applying final size-segment investability requirements. For emerging market indices, the market coverage for a standard index is 85%. As of April 2010, the global minimum size range for a emerging market standard index is a full market capitalization of USD 0.88 billion to USD 2.02 billion.

Index Continuity Rules for Standard Indices

In order to achieve index continuity, as well as provide some basic level of diversification within a market index, notwithstanding the effect of other index construction rules, a minimum number of three constituents will be maintained for an emerging market standard index.

If, after the application of the index construction methodology, an emerging market standard index contains fewer than three securities, then the largest securities by free float-adjusted market capitalization are added to the index in order to reach the minimum number of required constituents. At subsequent index reviews, if the free float-adjusted market capitalization of a non-index constituent is at least 1.50 times the free float-adjusted market capitalization of the smallest existing constituent after rebalancing, the larger free float-adjusted market capitalization security replaces the smaller one.

Creating Style Indices within Each Size Segment

All securities in the investable equity universe are classified into value or growth segments. The classification of a security into the value or growth segment is used by MSCI to construct additional indices.

Classifying Securities under the Global Industry Classification Standard

All securities in the global investable equity universe are assigned to the industry that best describes their business activities. The GICS classification of each security is used by MSCI to construct additional indices.

Calculation Methodology for the MSCI Brazil Index

The performance of the MSCI Brazil Index is a free float weighted average of the U.S. dollar values of its component securities.

Prices used to calculate the component securities are the official exchange closing prices or prices accepted as such in the relevant market. In general, all prices are taken from the main stock exchange or exchanges in each market. In the event of a market disruption resulting in any component security price to be unavailable, MSCI will generally use the last reported price for such component security for the purpose of performance calculation. Closing prices are converted into U.S. dollars, as applicable, using the closing exchange rates calculated by WM/Reuters at 4:00 P.M. London Time. The MSCI Brazil Index was launched on December 29, 2000, at an initial value of 100.

Daily Total Return Methodology

The MSCI Brazil Index is a net daily total return index. A daily total return index measures the market performance, including price performance and income from dividend payments, while a net daily total return index measures the price performance and income from dividends, net of certain withholding taxes. MSCI calculates withholding taxes using the highest applicable withholding tax rate applicable to institutional investors. The current withholding tax rate used to calculate the MSCI Brazil Index is 0%. However, “interest on capital” dividends are subject to a 15% tax withholding rate. Brazilian companies often pay “interest on capital” dividends, which are cash payments to shareholders that are accounted for as a pre-tax interest expense by the company. MSCI’s net daily total return methodology reinvests cash dividends in indices the day the security is quoted ex-dividend, or on the ex date. Certain dividends, including regular cash dividends and optional dividends, are reinvested in the index if, a day prior to the ex-date, the dividend impact on price is less than 5%. If the impact is 5% or more, the dividend will be reflected in the index through a price adjustment. A specific price adjustment is always applied for stock dividends at no cost to the shareholders, a return of capital or a dividend paid in the shares of another company. Cash payments related to corporate events, such as mergers and acquisitions, are considered on a case-by-case basis.

Maintenance of the MSCI Brazil Index

In order to maintain the representativeness of the MSCI Brazil Index, structural changes may be made by adding or deleting component securities. Currently, such changes in the MSCI Brazil Index may generally only be made on four dates throughout the year: after the close of the last scheduled business day of each February, May, August and November.

The MSCI Brazil Index is maintained with the objective of reflecting, on a timely basis, the evolution of the underlying equity markets. Emphasis is also placed on its continuity, replicability and on minimizing turnover.

MSCI classifies index maintenance in three broad categories. The first consists of ongoing event-related changes, such as mergers and acquisitions. The second category consists of quarterly index reviews, aimed at promptly reflecting other significant market events. The third category consists of a full index review that systematically re-assesses the various dimensions of the equity universe for all countries simultaneously and is conducted on a fixed semi-annual timetable.

Ongoing event-related changes to the MSCI Brazil Index are the result of mergers, acquisitions, tender offers, spin-offs, bankruptcies, trading suspensions, reorganizations and other similar corporate events. They can also result from capital reorganizations in the form of rights issues, redemptions, stock bonus issues, public placements and other similar corporate actions that take place on a continuing basis. These changes are reflected in the MSCI Brazil Index at the time of the event. All changes resulting from corporate events are announced prior to their implementation, provided all necessary information on the event is available. Additions of newly listed equity securities to the MSCI Brazil Index are generally made as part of regular index reviews, but initial public offerings of a significant size may be eligible for inclusion earlier.

The quarterly index review process is designed to ensure that the MSCI Brazil Index continues to be an accurate reflection of evolving equity markets. This goal is achieved by timely reflecting significant market driven changes that were not captured in each index at the time of their actual occurrence and that should not wait until the semi-annual index review due to their importance. These quarterly index reviews may result in additions and deletions of component securities from the MSCI Brazil Index and changes in “foreign inclusion factors” and in number of shares. Additions and deletions to component securities may result from: the addition of large companies that did not meet the minimum size criterion for inclusion at the time of their initial public offering or secondary offering; the replacement of companies which are no longer suitable industry representatives; the deletion of securities that meet market segment criteria based on the company’s full market capitalization after a corporate event but do not meet float-adjusted market capitalization requirements; the deletion of securities whose overall free float has fallen to less than 15% and that do not meet specified criteria; the deletion of securities that have become very small or illiquid; and the addition or deletion of securities as a result of other market events. Significant changes in free float estimates and corresponding changes in the foreign inclusion factor for component securities may result from: large market transactions involving strategic shareholders that are publicly announced; secondary offerings that, given lack of sufficient notice, were not reflected immediately; increases in foreign ownership limits; decreases in foreign ownership limits not applied earlier; corrections resulting from the reclassification of shareholders from strategic to non-strategic, and vice versa, and/or updates to the number of shares outstanding; updates to foreign inclusion factors following the public disclosure of new shareholder structures for companies involved in mergers, acquisitions or spin-offs, where different from MSCI’s pro forma free float estimate at the time of the event; large conversions of exchangeable bonds and other similar securities into already existing shares; the end of lock-up periods or expiration of loyalty incentives for non-strategic shareholders; and changes in the foreign inclusion factor as a result of other events of similar nature. Changes in the number of shares are generally small and result from, for example, exercise of options or warrants, conversion of convertible bonds or other instruments or share buybacks. The results of the quarterly index reviews are announced at least two weeks in advance of their effective implementation dates as of the close of the last business day of February and August.

The semi-annual index review is designed to systematically reassess the component securities of the MSCI Brazil Index. During each semi-annual index review, the universe of component securities is updated and the global minimum size range for the index is recalculated, which is based on the full market capitalization and the cumulative free float-adjusted market capitalization coverage of each security that is eligible to be included in the MSCI Brazil Index. The following index maintenance activities, among others, are undertaken during each semi-annual index review: the component securities are updated by identifying new equity securities that were not part of the index at the time of the previous quarterly index review; the minimum size requirement for the index is updated and new companies are evaluated relative to the new minimum size requirement; existing component securities that do not meet the minimum liquidity requirements of the index may be removed; and changes in “foreign inclusion factors” are implemented. During a semi-annual index review, component securities may be added or deleted from the MSCI Brazil Index for a range of reasons, including the reasons discussed with respect to component securities changes during quarterly index reviews as discussed above. The results of the semi-annual index reviews are announced at least two weeks in advance of their effective implementation date as of the close of the last business day of May and November.

Index maintenance also includes monitoring and completing adjustments for share changes, stock splits, stock dividends, rights issues, stock prices and other adjustments, including adjustments to the price adjustment factor, due to company restructurings or other corporate events.

These guidelines and the policies implementing the guidelines are the responsibility of, and, ultimately, subject to adjustment by, MSCI.

The MSCI indices are the exclusive property of MSCI. MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates. Non-principal protected underlier-linked notes referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such notes.

•	Historical High, Low and Closing Levels of the Underlier

The level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the level of the underlier during any period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the life of your notes.

•	You should not take the historical levels of the underlier as an indication of the future performance of the underlier

We cannot give you any assurance that the future performance of the underlier or the underlier stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date. In light of the increased volatility currently being experienced by the financial services sector and U.S. and global securities markets and recent market declines, it may be substantially more likely that you could lose all or a substantial portion of your investment in the notes. During the period from January 2, 2008 through February 25, 2011, there were 416 18-month periods, the first of which began on January 2, 2008 and the last of which ended on February 25, 2011. In 27 of such 416 18-month periods, the final underlier level on the final date of such period has been less than 75% of the initial underlier level on the initial date of such period. Therefore, during approximately 6.49% of such 18-month periods, if you had owned the notes with terms similar to these notes, you may have received less than the face amount of such notes at maturity. (We calculated these figures using fixed 18-month periods and did not take into account holidays or non-business days.)

Neither we nor any of our affiliates make any representation to you as to the performance of the underlier. The actual performance of the underlier over the life of the offered notes, as well as the amount payable at maturity may bear little relation to the historical levels shown below. The table below shows the high, low and final closing levels of the underlier for each of the four calendar quarters in 2008, 2009 and 2010 and the first calendar quarter of 2011 (through February 25, 2011). We obtained the closing levels listed in the table below from Bloomberg Financial Services, without independent verification.

Quarterly High, Low and Final Closing Levels of the Underlier

	High	Low	Close
2008
Quarter ended March 31	87.3125	68.4111	76.2289
Quarter ended June 30	99.4252	79.0097	88.6583
Quarter ended September 30	86.8671	50.4597	55.9817
Quarter ended December 31	55.6650	26.6104	34.7544
2009
Quarter ended March 31	40.7194	31.6175	37.5128
Quarter ended June 30	57.7082	39.1360	52.7490
Quarter ended September 30	67.3877	48.8454	67.3877
Quarter ended December 31	79.3974	65.7545	74.4103
2010
Quarter ended March 31	77.5818	62.6020	73.4628
Quarter ended June 30	75.5273	58.4531	61.7942
Quarter ended September 30	76.7241	62.8015	76.7241
Quarter ended December 31	81.3617	73.6424	77.4000
2011
Quarter ending March 31 (through February 25, 2011)	78.6400	70.2200	73.8900

Supplemental Discussion of Federal Income Tax Consequences

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus supplement and the accompanying prospectus supplement no. 204.

The following section is the opinion of Sullivan & Cromwell LLP, counsel to The Goldman Sachs Group, Inc. In addition, it is the opinion of Sullivan & Cromwell LLP that the characterization of the notes for U.S. federal income tax purposes that will be required under the terms of the notes, as discussed below, is a reasonable interpretation of current law.

United States Holders

This section applies to you only if you are a United States holder that holds your notes as a capital asset for tax purposes. You are a United States holder if you are a beneficial owner of each of your notes and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a tax exempt organization;

•	a regulated investment company;

•	a common trust fund;

•	a person that owns a note as a hedge or that is hedged against interest rate or currency risks;

•	a person that owns a note as part of a straddle or conversion transaction for tax purposes; or

•	a United States holder whose functional currency for tax purposes is not the U.S. dollar.

Although this section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect, no statutory, judicial or administrative authority directly addresses how your notes should be treated for U.S. federal income tax purposes, and as a result, the U.S. federal income tax consequences of your investment in your notes are uncertain. Moreover, these laws are subject to change, possibly on a retroactive basis.

You should consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences of your investments in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

You will be obligated pursuant to the terms of the notes – in the absence of a change in law, an administrative determination or a judicial ruling to the contrary – to characterize each note for all tax purposes as a prepaid derivative contract in respect of the underlier. Except as otherwise noted below, the discussion herein assumes that the notes will be so treated.

Upon the sale, exchange or maturity of your notes, subject to the discussion on Section 1260 below, you should recognize capital gain or loss equal to the difference, if any, between the amount of cash you receive at such time and your tax basis in your notes. Your tax basis in the notes will generally be equal to the amount that you paid for the note. If you hold your notes for more than one year, the gain or loss generally will be long-term capital gain or loss. If you hold your notes for one year or less, the gain or loss generally will be short-term capital gain or loss.

We will not attempt to ascertain whether a component of the underlier would be treated as a “passive foreign investment company” (“PFIC”), within the meaning of Section 1297 of the Internal Revenue Code. If a component of the underlier were so treated, certain adverse U.S. federal income tax consequences could possibly apply to a U.S. holder. You should refer to information filed with the SEC with respect to each component and consult your tax advisor regarding the possible consequences to you, if any, if the issuer of a particular component of the underlier is or becomes a PFIC.

No statutory, judicial or administrative authority directly discusses how your notes should be treated for United States federal income tax purposes. As a result, the United States federal income tax consequences of your investment in the notes are uncertain and alternative characterizations are possible. Accordingly, we urge you to consult your tax advisor in determining the tax consequences of an investment in your notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Although not entirely clear, it is possible that the purchase and ownership of the notes could be treated as a “constructive ownership transaction” with respect to the index fund that is subject to the rules of Section 1260 of the Internal Revenue Code. If your notes were subject to the constructive ownership rules, then any long-term capital gain that you realize upon the sale or maturity of your notes that is attributable to the appreciation of the shares of the index fund over the term of your notes would be recharacterized as ordinary income (and you would be subject to an interest charge on deferred tax liability with respect to such capital gain) to the extent that such capital gain exceeds the amount of long-term capital gain that you would have realized had you purchased the actual shares of the index fund on the date that you purchased your notes and sold the index fund shares on the date of the sale or maturity of the notes (the “Excess Gain Amount”). We believe that the notes should not be subject to Section 1260 because the notes have a return profile that differs substantially from the return profile of directly investing in the index fund. However, the Internal Revenue Service could disagree with this position. Because the application of the constructive ownership rules to the notes is unclear, you are strongly urged to consult your tax advisor with respect to the possible application of the constructive ownership rules to your investment in the notes.

Alternative Treatments. There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes. Therefore, the Internal Revenue Service might assert that treatment other than that described above is more appropriate. For example, the Internal Revenue Service could treat your notes as a single debt instrument subject to special rules governing contingent payment obligations. Under those rules, the amount of interest you are required to take into account for each accrual period would be determined by constructing a projected payment schedule for the notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the comparable yield – i.e., the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your notes and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules may have the effect of requiring you to include interest in income in respect of your notes prior to your receipt of cash attributable to that income.

If the rules governing contingent payment obligations apply, any gain you recognize upon the sale or maturity of your notes would be ordinary interest income. Any loss you recognize at that time would be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and thereafter, as a capital loss.

If the rules governing contingent payment obligations apply, special rules would apply to a person who purchases notes at a price other than the adjusted issue price as determined for tax purposes.

It is also possible that your notes could be treated in the manner described above, except that any gain or loss that you recognize at maturity would be treated as ordinary gain or loss. In addition, it is possible that you could recognize gain when there is a change to the components of the underlier. You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of your notes for United States federal income tax purposes.

It is possible that the Internal Revenue Service could seek to characterize your notes in a manner that results in tax consequences to you different from those described above and you should consult your own tax advisor.

Possible Change in Law

On December 7, 2007, the Internal Revenue Service released a notice stating that the Internal Revenue Service and the Treasury Department are actively considering issuing guidance regarding the proper federal income tax treatment of an instrument such as your notes, including whether the holder of an instrument such as your notes should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital. It is not possible to determine what guidance they will ultimately issue, if any. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment set forth in this section unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate. You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment and the value of your notes.

Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired such notes after the bill was enacted to accrue interest income over the term of such notes even though there may be no interest payments over the term of such notes. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes.

It is impossible to predict what any such legislation or administrative or regulatory guidance might provide, and whether the effective date of any legislation or guidance will affect notes that were issued before the date that such legislation or guidance is issued. You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment of your notes.

Backup Withholding and Information Reporting

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting — United States Holders” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes. In addition, pursuant to recently enacted legislation, certain payments in respect of the notes made to corporate U.S. Holders after December 31, 2011 may be subject to information reporting and backup withholding.

United States Alien Holders

This section applies to you only if you are a United States alien holder. You are a United States alien holder if you are the beneficial owner of notes and are, for United States federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from notes.

You will be subject to generally applicable information reporting and backup withholding requirements as discussed in the accompanying prospectus under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting — United States Alien Holders” with respect to payments on your notes at maturity and, notwithstanding that we do not intend to treat the notes as debt for tax purposes, we intend to backup withhold on such payments with respect to your notes unless you comply with the requirements necessary to avoid backup withholding on debt instruments (in which case you will not be subject to such backup withholding) as set forth under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting — United States Alien Holders” in the accompanying prospectus.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments at maturity with respect to the notes to become subject to withholding tax, we will withhold tax at the applicable statutory rate and we will not make payments of any additional amounts. Prospective United States alien holders of the notes should consult their own tax advisors in this regard.

Furthermore, on December 7, 2007, the Internal Revenue Service released Notice 2008-2 soliciting comments from the public on various issues, including whether instruments such as your notes should be subject to withholding. It is therefore possible that rules will be issued in the future, possibly with retroactive effects, that would cause payments on your notes at maturity to be subject to withholding, even if you comply with certification requirements as to your foreign status.

Supplemental Plan of Distribution

The Goldman Sachs Group, Inc. expects to agree to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. expects to agree to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover page of this pricing supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the front cover page of this pricing supplement, and to certain securities dealers at such price less a concession not in excess of     % of the face amount. Accounts of certain national banks, acting as purchase agents for such accounts, have agreed with the purchase agents to pay a purchase price of     % of the face amount, and as a result of such agreements the agents with respect to sales to be made to such accounts will not receive any portion of the underwriting discount set forth on the front cover page of this pricing supplement from Goldman, Sachs & Co.

The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $            . For more information about the plan of distribution and possible market-making activities, see “Supplemental Plan of Distribution” on page S-71 of the accompanying prospectus supplement no. 204. We expect to deliver the notes against payment therefore in New York, New York on March 4, 2011, which is expected to be the third scheduled business day following the date of this pricing supplement and of the pricing of the notes.

Conflicts of Interest

Goldman, Sachs & Co. is an affiliate of The Goldman Sachs Group, Inc. and, as such, has a “conflict of interest” in this offering within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of Rule 5121. Goldman, Sachs & Co. is not permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this pricing supplement. You must not rely on any unauthorized information or representations. This pricing supplement is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement is current only as of its date.

Pricing Supplement

Page
Summary Information	PS-2
Additional Terms Specific to Your Notes	PS-4
Hypothetical Examples	PS-5
Additional Risk Factors Specific to Your Notes	PS-7
The Underlier	PS-10
Supplemental Discussion of Federal Income Tax Consequences	PS-16
Supplemental Plan of Distribution	PS-19
Conflicts of Interest	PS-19
Prospectus Supplement No. 204 dated October 2, 2009
Summary Information	S-3
Hypothetical Returns on the Non-Principal Protected Underlier-Linked Trigger Notes	S-12
Additional Risk Factors Specific to the Non-Principal Protected Underlier-Linked Trigger Notes	S-33
General Terms of the Non-Principal Protected Underlier-Linked Trigger Notes	S-46
Use of Proceeds and Hedging	S-62
Supplemental Discussion of Federal Income Tax Consequences	S-64
Employee Retirement Income Security Act	S-70
Supplemental Plan of Distribution	S-71
The Underliers	A-1
Dow Jones Euro Stoxx 50® Index	A-1
FTSE 100® Index	A-5
MSCI EAFE Index	A-8
Nikkei 225® Index	A-12
S&P 500® Index	A-14
Prospectus Supplement dated April 6, 2009
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-24
Employee Retirement Income Security Act	S-25
Supplemental Plan of Distribution	S-26
Validity of the Notes	S-27
Prospectus dated April 6, 2009
Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	49
Description of Units We May Offer	54
Description of Preferred Stock We May Offer	59
The Issuer Trusts	66
Description of Capital Securities and Related Instruments	68
Description of Capital Stock of The Goldman Sachs Group, Inc	91
Legal Ownership and Book-Entry Issuance	96
Considerations Relating to Securities Issued in Bearer Form	102
Considerations Relating to Indexed Securities	106
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	109
Considerations Relating to Capital Securities	112
United States Taxation	116
Plan of Distribution	139
Employee Retirement Income Security Act	143
Validity of the Securities	144
Experts	144
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	144

$

The Goldman Sachs

Group, Inc.

Index Fund Linked Trigger Notes due 2012

(Linked to the iShares® MSCI Brazil Index Fund)

Medium-Term Notes, Series D

Goldman, Sachs & Co.

JPMorgan